Investor Relations

Holcim

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

Zurich, July 5, 2007

File N° 82-4093

Dear Sirs,

Please find enclosed:

- Media Releases:
  Holcim extends offer for minority shares of St. Lawrence Cement (2 pages)

With kind regards,

B. Fuchs

Beate Fuchs

Encl.: mentioned

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Schweiz

Tel. +41 58 858 87 10
Fax +41 58 858 87 19

File N° 82-4093

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, JAPAN AND THE EUROPEAN ECONOMIC AREA

July 5, 2007

Media Release

Holcim extends offer for minority shares of St. Lawrence Cement

Holcim Group ("Holcim") is extending the expiry date of its offer to minority shareholders of St. Lawrence Cement Group Inc. ("SLC") to allow for more time to tender their shares. The offer is now open until 5:00 p.m. (Montreal time) on July 16, 2007.

Holcim will file its Notice of Extension with Canadian regulatory authorities and mail copies to all SLC shareholders shortly.

* * * * * * *

Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

St. Lawrence Cement Group is a leading producer and supplier of products and services for the construction industry, namely cement, concrete, aggregates and construction. The company operates in Canada and on the eastern seaboard of the United States, and employs a total of 3,300 people.

* * * * * *

This media release is also available in French and German.

* * * * * * *

Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

* * * * * * *

Internet: www.holcim.com

Cautionary Note:

This document contains "forward-looking statements" regarding the offer of the Holcim Group to purchase all of the class A subordinate voting shares of St. Lawrence Cement ("SLC") not already

owned by the Holcim Group and all of the class 1 special shares of SLC, including statements regarding the terms and conditions of the proposed offer. Readers are cautioned not to place undue reliance on forward-looking statements. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that the Holcim Group will not proceed with a formal offer or its offer will be unsuccessful for any reason.

The forward-looking statements contained in this document are made as of the date of this document and the Holcim Group and SLC do not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this document are expressly qualified by this cautionary note.

Legal Notice:
This release does not constitute an offer to purchase or a solicitation of an offer to sell securities. Shareholders are advised to review any relevant documents that may be filed with securities regulatory authorities by the Holcim Group and SLC because they contain important information, including full details of the proposal and its terms and conditions.

END